TABLE 1.2

ECONOMIC OUTLOOK FOR QUÉBEC
(percentage change)

	2003	2004	2005
OUTPUT
— Real gross domestic product	1.7	2.7	2.9
— Gross domestic product	5.2	4.3	4.0
COMPONENTS OF EXPENDITURE
— Consumption	4.9	4.1	4.2
— Housing starts (in thousands)	50.3	44.4	35.8
— Business nonresidential investment[1]	2.3	9.0	2.8
— International exports[1]	–0.9	3.2	5.1
COMPONENTS OF INCOME AND PRICES
— Wages and salaries	3.9	4.0	3.9
— Personal income	3.4	4.4	3.9
— Corporate profits	8.4	3.9	3.7
— Consumer prices	2.5	1.4	1.7
LABOUR MARKET
— Labour force	2.2	1.4	1.2
— Employment	1.6	1.5	1.4
— in thousands	57	54	51
— Unemployment rate[2]	9.1	9.1	8.9
FINANCIAL MARKETS — CANADA
— 3-month Treasury bills[2]	2.9	2.2	2.7
— 10-year federal bonds[2]	4.8	4.8	5.2
— Exchange rate (Canadian dollar in US cents)	71.4	76.5	73.2

In constant 1997 dollars.

2
In percent.

SECTION 1                                                                                                         1